Exhibit 99.1

For Release: Oct. 3, 2023 @ 6:45 a.m. ET

Refer to:    Jordan Bishop; jordan.bishop@lilly.com; 317-473-5712 (Media)

 Joe Fletcher; jfletcher@lilly.com; 317-296-2884 (Investors)

 Daniel Pearlstein; investors@pointbiopharma.com (POINT Investors)

Lilly to Acquire POINT Biopharma to Expand Oncology Capabilities into Next-Generation Radioligand Therapies

INDIANAPOLIS, Oct. 3, 2023 – Eli Lilly and Company (NYSE: LLY) and POINT Biopharma Global, Inc. (NASDAQ: PNT) today announced a definitive agreement for Lilly to acquire POINT, a radiopharmaceutical company with a pipeline of clinical and preclinical-stage radioligand therapies in development for the treatment of cancer. Radioligand therapy can enable the precise targeting of cancer by linking a radioisotope to a targeting molecule that delivers radiation directly to cancer cells, enabling significant anti-tumor efficacy while limiting the impact to healthy tissue.

POINT’s lead programs are in late-phase development. PNT20021 is a prostate-specific membrane antigen (PSMA) targeted radioligand therapy in development for patients with metastatic castration-resistant prostate cancer (mCRPC) after progression on hormonal treatment. Topline data from this study are expected in the fourth quarter of 2023. PNT20031 is a somatostatin receptor (SSTR) targeted radioligand therapy in development for the treatment of patients with gastroenteropancreatic neuroendocrine tumors (GEP-NETs). Beyond the late-stage clinical pipeline, POINT has several additional programs in earlier stages of clinical and preclinical development. Additionally, POINT operates a 180,000-square-foot radiopharmaceutical manufacturing campus in Indianapolis, as well as a radiopharmaceutical research and development center in Toronto. These facilities will be utilized alongside POINT’s extensive network of supply chain partners for sourcing radioisotopes and their precursors.

[1]	Partnered with Lantheus for exclusive worldwide rights excluding certain territories of: Japan, South Korea, China (including Hong Kong, Macau and Taiwan), Singapore, and Indonesia.

“Over the past few years, we have seen how well-designed radiopharmaceuticals can demonstrate meaningful results for patients with cancer and rapidly integrate into standards of care, yet the field remains in the early days of the impact it may ultimately deliver,” said Jacob Van Naarden President of Loxo@Lilly, the oncology unit of Eli Lilly and Company. “We are excited by the potential of this emerging modality and see the acquisition of POINT as the beginning of our investment in developing multiple meaningful radioligand medicines for hard-to-treat cancers, as we have done in small molecule and biologic oncology drug discovery and development. We look forward to welcoming POINT colleagues to Lilly and working together to build upon their achievements as we develop a pipeline of meaningful new radioligand treatments for patients.”

Joe McCann, Ph.D., CEO of POINT added: “The combination of POINT’s team, infrastructure and capabilities with Lilly’s global resources and experience could significantly accelerate the discovery, development and global access to radiopharmaceuticals. I look forward to a future where patients all over the world can benefit from the new cancer treatment options made possible by the joining of our two companies today.”

Terms of the Agreement

Lilly will commence a tender offer to acquire all outstanding shares of POINT for a purchase price of $12.50 per share in cash (an aggregate of approximately $1.4 billion) payable at closing. The transaction has been approved by the boards of directors of both companies.

The transaction is not subject to any financing condition and is expected to close near the end of 2023, subject to customary closing conditions, including the tender of a majority of the outstanding shares of POINT’s common stock, and license transfer approval from the U.S. Nuclear Regulatory Commission. Following the successful closing of the tender offer, Lilly will acquire any shares of POINT that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 87% to POINT’s closing stock price on Oct. 2, 2023, the last trading day before the announcement of the transaction, and 68% to the 30-day volume-weighted average price. POINT’s board of directors unanimously recommends that POINT’s stockholders tender their shares in the tender offer.

Lilly will determine the accounting treatment of this transaction as a business combination or an asset acquisition, including any related acquired in-process research and development charges, according to Generally Accepted Accounting Principles (GAAP) upon closing. This transaction will thereafter be reflected in Lilly’s financial results and financial guidance.

For Lilly, Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Kirkland & Ellis LLP is acting as legal counsel. For POINT, Centerview Partners LLC is acting as exclusive financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel.

About POINT Biopharma Global, Inc.

POINT Biopharma Global, Inc. is a globally focused radiopharmaceutical company building a platform for the clinical development and commercialization of radioligands that fight cancer. POINT aims to transform precision oncology by combining a portfolio of targeted radioligand assets, a seasoned management team, an industry-leading pipeline, in-house manufacturing capabilities, and secured supply for medical isotopes including actinium-225 and lutetium-177. POINT’s active clinical trials include FRONTIER, a phase 1 trial for PNT2004, a pan-cancer program targeting fibroblast activation protein-α (FAP-α), and SPLASH, the phase 3 trial for PNT2002 for people with metastatic castration resistant prostate cancer (mCRPC) after second-line hormonal treatment. Learn more about POINT Biopharma Global, Inc. at pointbiopharma.com.

About Lilly

Lilly unites caring with discovery to create medicines that make life better for people around the world. We’ve been pioneering life-changing discoveries for nearly 150 years, and today our medicines help more than 51 million people across the globe. Harnessing the power of biotechnology, chemistry and genetic medicine, our scientists are urgently advancing new discoveries to solve some of the world’s most significant health challenges, redefining diabetes care, treating obesity and curtailing its most devastating long-term effects, advancing the fight against Alzheimer’s disease, providing solutions to some of the most debilitating immune system disorders, and transforming the most difficult-to-treat cancers into manageable diseases. With each step toward a healthier world, we’re motivated by one thing: making life better for millions more people. That includes delivering innovative clinical trials that reflect the diversity of our world and working to ensure our medicines are accessible and affordable. To learn more, visit Lilly.com and Lilly.com/newsroom or follow us on Facebook, Instagram, Twitter and LinkedIn. C-LLY

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding Lilly’s proposed acquisition of POINT, including regarding prospective benefits of the proposed acquisition and radioligand therapies, regarding the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition, regarding the company’s product candidates and ongoing clinical and preclinical development, and regarding the accounting treatment of the potential acquisition under GAAP and its potential impact on Lilly’s financial results and financial guidance. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including with respect to consummating the proposed acquisition and any competing offers or acquisition proposals for POINT, drug research, development and commercialization, Lilly’s evaluation of the accounting treatment of the potential acquisition and its potential impact on its financial results and financial guidance, uncertainties as to how many of POINT’s stockholders will tender their stock in the tender offer, the effects of the proposed acquisition (or the announcement thereof) on POINT’s stock price, relationships with key third parties or governmental entities, transaction costs, risks that the proposed acquisition disrupts current plans and operations or adversely affects employee retention, potentially diverting management’s attention from POINT’s ongoing business operations, changes in POINT’s business during the period between announcement and closing of the proposed acquisition, and any legal proceedings that may be instituted related to the proposed acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that the proposed acquisition will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed acquisition will be met, that any event, change or other circumstance that could give rise to the termination of the definitive agreement for the proposed acquisition will not occur, that Lilly will realize the expected benefits of the proposed acquisition, that product candidates will be approved on anticipated timelines or at all, that any products, if approved, will be commercially successful, that Lilly’s financial results will be consistent with its expected 2023 guidance or that Lilly can reliably predict the impact of the proposed acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s and POINT’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”). Except as required by law, neither Lilly nor POINT undertakes any duty to update forward-looking statements to reflect events after the date of this press release.

Additional Information about the Acquisition and Where to Find It

The tender offer for the outstanding shares of POINT described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lilly and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of POINT will only be made pursuant to the tender offer materials that Lilly and its acquisition subsidiary intend to file with the SEC. At the time the tender offer is commenced, Lilly and its acquisition subsidiary will file tender offer materials on Schedule TO, and POINT will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF POINT ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF POINT SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of POINT at no expense to them at Lilly’s website at investor.lilly.com and (once they become available) will be mailed to the stockholders of POINT free of charge. The information contained in, or that can be accessed through, Lilly’s website is not a part of, or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and POINT file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Lilly and POINT with the SEC for free on the SEC’s website at www.sec.gov.

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